UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38425

GreenTree Hospitality Group Ltd.

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENTREE HOSPITALITY GROUP LTD.

By	:	/s/ Alex Xu
Name	:	Alex Xu
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date:       May 17, 2022

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.2—Sale and Purchase Agreement dated May 16, 2022 by and among Beifu Fortune Industrial Co., Ltd., GreenTree Inns Hotel Management Group, Inc. and GreenTree Hospitality Group Ltd.

Exhibit 99.3—Letter Agreement dated May 16, 2022 by and among Beifu Fortune Industrial Co., Ltd., GreenTree Inns Hotel Management Group, Inc. and GreenTree Hospitality Group Ltd.